UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______
Commission File Number: 01-14010
     A. Full title of the plan and the address of the plan, if different from that of the issuer name below:
Waters Employee Investment Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Required Information
Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010
Notes to Financial Statements
Form 5500 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010
Exhibit

Designation	Description	Method of Filing
Exhibit 23.1	Consent of CCR LLP	Filed with this Report
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan
Date: June 8, 2011	By:	/s/ John Ornell
John Ornell
Employee Benefits Administration Committee

WATERS EMPLOYEE INVESTMENT PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WATERS EMPLOYEE INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
as of December 31, 2010 and 2009
and for the year ended December 31, 2010

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3
Notes to Financial Statements	4
Supplemental Schedule *:
Form 5500 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	11

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Waters Employee Investment Plan
We have audited the accompanying statements of net assets available for benefits of Waters Employee Investment Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ CCR LLP
Westborough, Massachusetts
June 8, 2011

WATERS EMPLOYEE INVESTMENT PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments, at fair value
Waters Corporation Stock Fund	$37,349,393	$31,897,966
Mutual funds	291,831,497	243,118,121
Self-directed Brokeragelink option:
Common stock	11,722,560	6,139,455
Mutual funds	4,563,320	4,009,405
Other investments	242,658	105,892
Cash and cash equivalents	4,313,033	8,390,024
Common collective trust	5,195,961	5,128,615

Total investments	355,218,422	298,789,478

Receivables
Notes receivable from participants	6,628,982	6,384,848
Employer contributions	446,646	—

Net assets with all investments valued at fair value	362,294,050	305,174,326

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(42,248)	95,367

Net assets available for benefits	$362,251,802	$305,269,693

The accompanying notes are an integral part of the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2010

Additions
Net investment income:
Net appreciation in fair value of investments (Note 5)	$38,510,315
Interest income	303,446
Dividend income	5,313,127

Total investment income	44,126,888

Interest income on notes receivable from participants	294,007

Contributions:
Employer’s contributions	10,485,237
Employees’ contributions	16,790,069
Rollovers	1,004,644

Total contributions	28,279,950

Total additions	72,700,845

Deductions
Benefits paid directly to beneficiaries and participants	15,668,439
Administrative expenses	50,297

Total deductions	15,718,736

Net increase	56,982,109

Net assets available for benefits:
Beginning of year	305,269,693

End of year	$362,251,802

The accompanying notes are an integral part of the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
1 Description of Plan
The following description of the Waters Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (“Waters” or the “Company”) and any eligible legally affiliated company to provide for their future financial security through participation in a systematic savings program to which each participating employer (the “Employer”) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), which allow a participant to elect to reduce taxable compensation (subject to certain limitations) with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan is a Safe Harbor Plan, which provides for catch-up contributions by participants who have attained age 50 before the close of the plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, and redefine employer matching contributions. Accordingly, no discrimination testing is applicable.
Eligibility
Employees are eligible to participate in the Plan immediately upon their date of hire or rehire. Employees are automatically enrolled in the Plan upon their date of hire or rehire. Unless the employee elects to suspend automatic contributions, the automatic participation will commence at 3% of annual compensation and increase 1% each year until contributions reach 6% of annual compensation.
Contributions
Participants may elect to voluntarily contribute to the Plan from 1% to 30% of their annual compensation, on a pre-tax basis, up to $16,500 for 2010. Participants who are over age 50, or who will reach age 50 during the year, may elect to make an additional pre-tax contribution to the Plan of up to $5,500 for 2010, provided their regular pre-tax contributions reach either the Plan’s limit of 30% of eligible earnings or the Internal Revenue Service (“IRS”) dollar limit of $16,500 for 2010. As of December 31, 2010, participants had 29 investment options in which to direct the investment of their contributions and Company contributions. Each investment option offers a different level of risk and expected rate of return.
For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the performance bonus plan and management incentive bonuses or certain other designated incentive plans. The Employer will match 100% of the first 6% of compensation contributed by the participant. The Employer matching contribution is effective immediately upon date of eligibility and follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, any applicable Employer matching contributions and an allocation of Plan earnings, and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants’ accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.
Vesting
Participants are immediately vested in their contributions as well as Employer matching contributions, plus actual earnings thereon.
Rollover Election
Employees may make an eligible rollover contribution to the Plan at any time.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
Administration
Fidelity Management Trust Company (“Fidelity”) is the trustee and custodian for the Plan. Fidelity Investments Institutional Operations Company (“FIIOC”) is the record keeper for the Plan.
Benefits
Benefits are paid in one lump sum upon death, disability, retirement or termination. Participants who are actively employed and have attained the age of 59 1/2 may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan Administrator, a representative of the Company’s management.
Administrative Expenses
Certain administrative expenses, including loan maintenance, brokerage account fees, Waters Corporation Stock Fund (“Stock Fund”) administrative fees and in-service withdrawal fees, are paid by the participants. Other expenses, such as legal, audit and consulting fees, incurred in the administration of the Plan are paid by the Company.
Notes Receivable from Participants
Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the twelve months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances. Principal and interest are repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants’ account balances. At December 31, 2010, interest rates on outstanding loans ranged from 3.25% to 9.5%.
2 Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (“GAAP”). Benefits payable at year end are not accrued as they are considered to be a component of net assets available for benefits.
Investment Transactions and Investment Income
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued at the quoted market prices, which represent the net asset value of the shares held by the Plan at year end. The difference between fair value and contract value of the commingled trust fund is presented as an adjustment to net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis as earned.
Waters Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. The common stock was valued at $77.71 and $61.96 per share at December 31, 2010 and 2009, respectively.
Cash equivalents are stated at cost which approximates fair value and includes shares of two Fidelity money market funds that are highly liquid.
The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.
Contributions
Employer and employee contributions are recorded in the period in which payroll deductions are made from the employee’s compensation.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
Benefit Payments

Benefit distributions are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions in accordance with the provisions of the plan.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Reclassifications
Certain amounts from the prior year have been reclassified in the accompanying financial statements in order to be consistent with the current year’s classifications. Such reclassifications had no impact on the net assets available for benefits at December 31, 2009.
Recently Adopted Accounting Standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820). This standard requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair-value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosure about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. As this newly issued accounting standard only requires enhanced disclosure, the adoption of this standard did not have a material effect on the Plan’s financial position, results of operations or cash flows. In addition, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair-value measurements on a gross basis, rather than as one net amount.
In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962), relating to reporting loans to participants by defined contribution pension plans. This standard requires that participant loans be classified as notes receivables from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. This standard must be applied retrospectively to all prior periods presented and was effective for fiscal years ending after December 15, 2010. The adoption of this standard did not have a material effect on the Plan’s financial position, results of operations or cash flows.
3 Fair Value Measurements
In accordance with the accounting standards for fair value measurements and disclosures, the Plan’s assets are measured at fair value on a recurring basis as of December 31, 2010 and 2009. Fair values determined by Level 1 inputs utilize observable data, such as quoted prices in active markets. Fair values determined by Level 2 inputs utilize observable data points other than quoted prices in active markets that are observable either directly or indirectly. Fair values determined by Level 3 inputs utilize unobservable data points for which there is little or no market data, which require the reporting entity to develop its own assumptions.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

		Quoted Prices in
		Active Market for	Significant Other	Significant
	Total	Identical Assets	Observable Inputs	Unobservable Inputs
	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Waters Corporation Stock Fund(a)	$37,349,393	$36,204,156	$1,145,237	$—

Mutual funds(b)	291,831,497	291,830,497	1,000	—
Self-directed Brokeragelink option(c) (d)	20,841,571	16,525,538	4,316,033	—
Common collective trust(e)	5,195,961	—	5,195,961	—

Total	$355,218,422	$344,560,191	$10,658,231	$—

(a)	Represents investment in the Stock Fund (Note 8).

(b)	The mutual funds are invested in the following categories: 30% in the common stock of large-cap U.S. companies, 23% in asset allocation funds, 15% in the common stock of international companies, 13% in the common stock of small- and mid-cap U.S. companies, 11% in intermediate-term fixed-income bonds issued by U.S. and foreign government agencies and 8% in U.S. government securities.

(c)	The Level 1 self-directed Brokeragelink assets are invested in the following categories: 25% in technologies stocks, 11% in healthcare stocks, 8% in services stocks, 27% in other common stocks, 5% in large-cap mutual funds and 24% in other mutual funds.

(d)	The Level 2 self-directed Brokeragelink assets are primarily invested in money market funds held with various financial institutions.

(e)	See Note 6.
The following table discloses the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

		Quoted Prices in
		Active Market for	Significant Other	Significant
	Total	Identical Assets	Observable Inputs	Unobservable Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Waters Corporation Stock Fund(a)	$31,897,966	$30,885,945	$1,012,021	$—
Mutual funds(b)	243,118,121	243,110,668	7,453	—
Self-directed Brokeragelink option(c) (d)	18,644,776	10,148,860	8,495,916	—
Common collective trust(e)	5,128,615	—	5,128,615	—

Total	$298,789,478	$284,145,473	$14,644,005	$—

(a)	Represents investment in the Stock Fund (Note 8).

(b)	The mutual funds are invested in the following categories: 31% in the common stock of large-cap U.S. companies, 22% in asset allocation funds, 16% in the common stock of international companies, 11% in the common stock of small- and mid-cap U.S. companies, 10% in intermediate-term fixed-income bonds issued by U.S. and foreign government agencies and 10% in U.S. government securities.

(c)	The Level 1 self-directed Brokeragelink assets are invested in the following categories: 17% in technologies stocks, 12% in healthcare stocks, 5% in services stocks, 27% in other common stocks, 9% in large-cap mutual funds and 30% in other mutual funds.

(d)	The Level 2 self-directed Brokeragelink assets are primarily invested in money market funds held with various financial institutions.

(e)	See Note 6.
Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year for the Company’s common stock and the fair value of short-term liquid investments included in the Stock Fund.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
Investments in mutual funds are stated at fair value based on the quoted net asset value of shares held by the Plan on the last business day of the year.
Investments under the self-directed Brokeragelink option are stated at fair value based on the quoted market prices on the last business day of the year.
Investments in common collective trusts are stated at estimated fair value, which represents the net asset value of shares held by the Plan at year end.
The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4 Investments
Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2010	2009
Investments at fair value as determined by quoted market price:
Fidelity Growth Company Fund — Class K	$37,483,912	$30,783,613
Waters Corporation Stock Fund	37,349,393	31,897,966
Fidelity Diversified International Fund — Class K	28,964,322	28,732,076
Fidelity Puritan Fund — Class K	28,205,962	24,400,172
Davis New York Venture Fund — Class Y	25,196,052	21,789,579
Fidelity Low-Priced Stock Fund — Class K	22,966,964	17,305,750
Fidelity Retirement Government Money Market Portfolio	21,840,137	23,240,549
PIMCO Total Return Institutional Class	19,108,649	*

*	Represents amount less than 5% of net assets available for benefits.
5 Net Appreciation in Fair Value
Net appreciation in fair value for the year ending December 31, 2010 is as follows:

Waters Corporation Stock Fund	$7,608,420
Mutual funds	28,789,854
Other	2,112,041

Net appreciation in fair value of investments	$38,510,315

6 Common Collective Trust
The Plan invests in the Fidelity Managed Income Portfolio, which is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity, which is also the trustee of the Plan. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity.
The fair value of the investment contract at December 31, 2010 and 2009 was $5,195,961 and $5,128,615, respectively. The average yield and crediting interest rates were approximately 1.22% and 1.33% for 2010 and

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
2.10% and 1.07% for 2009, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan Administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.
7 Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits, per the financial statements	$362,251,802	$305,269,693
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	42,248	(95,367)

Net assets available for benefits, per Form 5500	$362,294,050	$305,174,326

The following is a reconciliation of the net investment loss per the financial statements to the IRS Form 5500 for the year ended December 31, 2010:

Net investment income and interest income on notes receivable from participants, per the financial statements	$44,420,895
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts	137,615

Net investment income, per Form 5500	$44,558,510

8 Related-Party Transactions
Certain Plan investments are shares of mutual funds or common collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $50,297 for the year ended December 31, 2010. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.
The Plan has investments in shares of the Company’s common stock through the Stock Fund. During the year ended December 31, 2010, the Plan purchased units in the Stock Fund in the amount of $2,152,276; sold units in the Stock Fund in the amount of $4,307,831; and had net investment appreciation of $7,608,420, administrative expenses of $19,252 and interest and dividend income of $17,814. The total value of the Plan’s investment in the Stock Fund was $37,349,393 and $31,897,966 at December 31, 2010 and 2009, respectively.
9 Plan Amendment and Termination
The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the IRC and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

WATERS EMPLOYEE INVESTMENT PLAN
Notes to Financial Statements for the Year Ended December 31, 2010
10 Tax Status
The IRS has determined and informed the Company by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. A new determination letter was applied for in January 2009. The Plan Administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

WATERS EMPLOYEE INVESTMENT PLAN
Form 5500 — Schedule H, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2010

EIN:	04-3234558

Plan Number 002

(a)	(b)	( c )	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor or similar party	rate of interest, collateral, par, or maturity value	Cost	value

Common stock fund
*	Fidelity Management Trust Company (FMTC)	Cash Reserves	N/A	$1,145,237
*	FMTC	Waters Corporation Common Stock	N/A	36,204,156

	Total common stock fund			37,349,393
Mutual Funds
	FMTC	American Beacon Small Cap Value Fund Institutional Class	N/A	7,260,947
	FMTC	American Funds Washington Mutual Investors Fund — Class R5	N/A	3,979,609
	FMTC	Davis New York Venture Fund — Class Y	N/A	25,196,052
*	FMTC	Fidelity Freedom 2000 Fund	N/A	502,548
*	FMTC	Fidelity Freedom 2005 Fund	N/A	22,599
*	FMTC	Fidelity Freedom 2010 Fund	N/A	3,874,903
*	FMTC	Fidelity Freedom 2015 Fund	N/A	2,843,094
*	FMTC	Fidelity Freedom 2020 Fund	N/A	9,470,778
*	FMTC	Fidelity Freedom 2025 Fund	N/A	2,552,302
*	FMTC	Fidelity Freedom 2030 Fund	N/A	9,330,017
*	FMTC	Fidelity Freedom 2035 Fund	N/A	2,661,186
*	FMTC	Fidelity Freedom 2040 Fund	N/A	4,930,478
*	FMTC	Fidelity Freedom 2045 Fund	N/A	1,022,999
*	FMTC	Fidelity Freedom 2050 Fund	N/A	1,127,361
*	FMTC	Fidelity Freedom Income Fund	N/A	1,475,836
*	FMTC	Fidelity Diversified International Fund — Class K	N/A	28,964,322
*	FMTC	Fidelity Emerging Markets Fund — Class K	N/A	14,746,229
*	FMTC	Fidelity Growth Company Fund — Class K	N/A	37,483,912
*	FMTC	Fidelity Low-Priced Stock Fund — Class K	N/A	22,966,964
*	FMTC	Fidelity Magellan Fund — Class K	N/A	13,613,927
*	FMTC	Fidelity Puritan Fund — Class K	N/A	28,205,962
*	FMTC	Fidelity Retirement Government Money Market Portfolio	N/A	21,840,137
	FMTC	PIMCO Total Return Institutional Class	N/A	19,108,649
	FMTC	Rainier Small/Mid Cap Fund - Institutional Class	N/A	7,030,374
*	FMTC	Spartan U.S. Equity Index Fund	N/A	8,289,049
	FMTC	Vanguard Total Bond Market Index Fund Institutional Shares	N/A	13,330,263
	FMTC	Cash Reserves	N/A	1,000

	Total mutual funds			291,831,497
Notes receivable from participants
	Notes receivable from participants	Interest rates ranging from 3.25% to 9.5%; maturity dates through 2028	—	6,628,982
Self-directed funds
	FMTC	Self-Directed Brokeragelink Option	N/A	20,841,571
Common collective trusts
*	FMTC	Fidelity Managed Income Portfolio	N/A	5,195,961

	Total investments			$361,847,404

*	Party-in-interest